UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                 10CHARGE, INC.
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                   880237 10 2
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                                 (CUSIP Number)

                                 10Charge, Inc.
                  Erdoalja utca 12, Pilisjaszfalu, 2080 Hungary
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   12/24/2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
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      1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Attila Reisz
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      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)
            (b)
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      3.    SEC Use Only

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      4.    Source of Funds (See Instructions) (See item 3)                   OO

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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)

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      6.    Citizenship or Place of Organization

            Hungarian
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Number of       7.    Sole Voting Power                               30,166,667
Shares
Beneficially    ----------------------------------------------------------------
Owned by        8.    Shared Voting Power                                      0
Each
Reporting       ----------------------------------------------------------------
Person          9.    Sole Dispositive Power                          30,166,667
With
                ----------------------------------------------------------------
                10.   Shared Dispositive Power                                 0

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11.   Aggregate Amount Beneficially Owned by Each Reporting Person    30,166,667

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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)

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13.   Percent of Class Represented by Amount in Row (11)                  30.17%

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14.   Type of Reporting Person (See Instructions)                             IN

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

ITEM 1. SECURITY AND ISSUER.

      This Amendment No. 1 to Schedule 13D relates to the Common Stock, par value $.0001 per share (the "Common Stock") of 10Charge, Inc. (the "Issuer"), whose principal executive offices are located at Erdoalja utca 12, Pilisjaszfalu, 2080 Hungary.

ITEM 2. IDENTITY AND BACKGROUND.

      a.    Name: Attila Reisz

      b.    Business Address: Erdoalja utca 12, Pilisjaszfalu, 2080 Hungary.

      c.    Mr. Reisz is currently the sole officer and director of the Issuer.

      d. Mr. Reisz has not been convicted in any criminal proceedings during the last five years.

      e. Mr. Reisz has not been a party to any civil proceedings during the last five years.

      f.    Mr. Reisz is a citizen of Hungary.

Item 3. Source and amount of Funds or Other Consideration.

      Mr. Reisz acquired 21,926,667 shares of Common Stock as a result of the acquisition of all of the equity interest of 10Charge Kft., by the Issuer in exchange for an aggregate of 88,760,000 shares of Common Stock effective as of December 24, 2003 (the "Acquisition") pursuant to a Reorganization and Stock Purchase Agreement (the "Agreement"). Mr. Reisz's equity interest in 10Charge Kft. was exchanged for 21,926,667 shares of Common Stock.

Item 4. Purpose of Transaction.

      Mr. Reisz acquired 21,926,667 shares of Common Stock as a result of the Acquisition. The 21,926,667 shares of Common Stock issued by the Issuer to Mr. Reisz were issued as a result of the Acquisition and for no other reason. Mr. Reisz separately purchased 8,240,000 shares of Common Stock from the sole shareholder of the Issuer on July 28, 2003 for $45,000 as described in Mr. Reisz
Schedule 13D filed August 1, 2003.

Item 5. Interest in Securities of the Issuer.

      (a) Reporting person beneficially owns an aggregate of 30,166,667 shares of Common Stock, representing 30.17% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003 and the shares of Common Stock issued as a result of the Acquisition.

      (b) As to the 30,166,667 shares indicated above, reporting person has sole power to vote and dispose or direct the disposition thereof.

      (c) The 21,926,667 shares were acquired by Mr. Reisz from Issuer effective December 24, 2003, pursuant to the Acquisition.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Not applicable.

Item 7. Material to Be Filed as Exhibits.

      The Agreement.

SIGNATURE.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Date: 12/30/2003
                                              ----------------------------------

                                         /s/ Attila Reisz
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                                         Attila Reisz